Filed with the Securities and Exchange Commission on November 26, 2024

1933 Act Registration File No. 333-281653

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 ☒

☐ Pre-Effective Amendment No. _________

☒ Post-Effective Amendment No. ____1_____

(Check appropriate box or boxes.)

INVESTMENT MANAGERS SERIES TRUST III

(Exact Name of Registrant as Specified in Charter)

235 West Galena Street

Milwaukee, WI 53212-3948

(Address of Principal Executive Offices, including Zip Code)

Registrant’s Telephone Number, including Area Code: (626) 385-5777

Diane J. Drake

Mutual Fund Administration, LLC

2220 E. Route 66, Suite 226

Glendora, CA 91740

(Name and Address of Agent for Service)

Copy to:

Laurie Dee

Morgan, Lewis & Bockius LLP

600 Anton Boulevard, Suite 1800

Costa Mesa, CA 92626

Approximate Date of Proposed Public Offering: As soon as practicable after the Registration Statement becomes effective under the Securities Act of 1933, as amended.

Title of Securities Being Registered:

Manteio Managed Futures Strategy Fund – Class A, Class C and Class I Shares

Manteio Multialternative Strategy Fund – Class A and Class I Shares

No filing fee is required because an indefinite number of shares have previously been registered pursuant to Rule 24f-2 under the Investment Company Act of 1940.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Investment Managers Series Trust III (the “Trust”) Registration Statement on Form N-14 hereby incorporates Part A and Part B from the Registrant’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 filed on October 21, 2024. This Post-Effective Amendment No. 1 is being filed for purposes of adding the final tax opinions as exhibits to Part C of the Registration Statement.

PART C: OTHER INFORMATION

Item 15.	Indemnification

Pursuant to Del. Code Ann. Title 12 Section 3817, a Delaware statutory trust may provide in its governing instrument for the indemnification of its officers and Trustees from and against any and all claims and demands whatsoever.

Reference is made to Article 8, Section 8.4 of the Registrant's Agreement and Declaration of Trust, which provides:

Subject to the limitations, if applicable, hereinafter set forth in this Section 8.4, the Trust shall indemnify (from the assets of the Series or Series to which the conduct in question relates) each of its Trustees, officers, employees and agents (including Persons who serve at the Trust's request as directors, officers or trustees of another organization in which the Trust has any interest as a shareholder, creditor or otherwise (hereinafter, together with such Person's heirs, executors, administrators or personal representative, referred to as a "Covered Person")) against all liabilities, including but not limited to amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and expenses, including reasonable accountants' and counsel fees, incurred by any Covered Person in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or legislative body, in which such Covered Person may be or may have been involved as a party or otherwise or with which such Covered Person may be or may have been threatened, while in office or thereafter, by reason of being or having been such a Trustee or officer, director or trustee, except with respect to any matter as to which it has been determined that such Covered Person (i) did not act in good faith in the reasonable belief that such Covered Person's action was in or not opposed to the best interests of the Trust; (ii) had acted with willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Covered Person's office (iii) for a criminal proceeding, had reasonable cause to believe that his conduct was unlawful (the conduct described in (i), (ii) and (iii) being referred to hereafter as "Disabling Conduct"). A determination that the Covered Person is entitled to indemnification may be made by (i) a final decision on the merits by a court or other body before whom the proceeding was brought that the Covered Person to be indemnified was not liable by reason of Disabling Conduct, (ii) dismissal of a court action or an administrative proceeding against a Covered Person for insufficiency of evidence of Disabling Conduct, or (iii) a reasonable determination, based upon a review of the facts, that the indemnity was not liable by reason of Disabling Conduct by (a) a vote of a majority of a quorum of Trustees who are neither "interested persons" of the Trust as defined in Section 2(a)(19) of the 1940 Act nor parties to the proceeding (the "Disinterested Trustees"), or (b) an independent legal counsel in a written opinion. Expenses, including accountants' and counsel fees so incurred by any such Covered Person (but excluding amounts paid in satisfaction of judgments, in compromise or as fines or penalties), may be paid from time to time by one or more Series to which the conduct in question related in advance of the final disposition of any such action, suit or proceeding; provided that the Covered Person shall have undertaken to repay the amounts so paid to such Series if it is ultimately determined that indemnification of such expenses is not authorized under this Article 8 and (i) the Covered Person shall have provided security for such undertaking, (ii) the Trust shall be insured against losses arising by reason of any lawful advances, or (iii) a majority of a quorum of the disinterested Trustees, or an independent legal counsel in a written opinion, shall have determined, based on a review of readily available facts (as opposed to a full trial type inquiry), that there is reason to believe that the Covered Person ultimately will be found entitled to indemnification.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The Registrant has also entered into Indemnification Agreements with each of its trustees which provide that the Registrant shall advance expenses and indemnify and hold harmless each trustee in certain circumstances against any expenses incurred by a trustee in any proceeding arising out of or in connection with the trustee's service to the Registrant, to the maximum extent permitted by the Delaware Statutory Trust Act, the Securities Act of 1933 and the Investment Company Act of 1940, and which provide for certain procedures in connection with such advancement of expenses and indemnification.

ITEM 16.	EXHIBITS

(1)	Agreement and Declaration of Trust:

(1)(a)	Agreement and Declaration of Trust is incorporated herein by reference to Post-Effective Amendment No. 24 to Registrant’s Registration Statement on Form N-1A filed with the Securities and Exchange Commission (the “Commission”) on July 13, 1998.

(1)(b)	Amendment No. 1 to the Agreement and Declaration of Trust is incorporated herein by reference to Exhibit 28(e)(2) of Post-Effective Amendment No. 127 to Registrant’s Registration Statement on Form N-1A filed with the Commission on November 19, 2024.

(1)(c)	Amendment No. 2 to the Agreement and Declaration of Trust is incorporated herein by reference to Exhibit 28(e)(2) of Post-Effective Amendment No. 127 to Registrant’s Registration Statement on Form N-1A filed with the Commission on November 19, 2024.

(1)(d)	Amendment No. 3 to the Agreement and Declaration of Trust is incorporated herein by reference to Exhibit 28(e)(2) of Post-Effective Amendment No. 127 to Registrant’s Registration Statement on Form N-1A filed with the Commission on November 19, 2024.

(1)(e)	Amendment No. 4 to the Agreement and Declaration of Trust is incorporated herein by reference to Exhibit (a)(1)(i) to Post-Effective Amendment No. 113 to the Registrant’s Registration Statement on Form N-1A filed with the Commission on January 26, 2024.

(1)(f)	Certificate of Trust is incorporated herein by reference to Post-Effective Amendment No. 24 to Registrant’s Registration Statement on Form N-1A filed with the Commission on July 13, 1998.

(1)(g)	Certificate of Amendment to Certificate of Trust is incorporated herein by reference to Post-Effective Amendment No. 24 to Registrant’s Registration Statement on Form N-1A filed with the Commission on July 13, 1998.

(1)(h)	Certificate of Amendment to Certificate of Trust is incorporated herein by reference to Post-Effective Amendment No. 52 to Registrant’s Registration Statement on Form N-1A filed with the Commission on August 1, 2003.

(1)(i)	Certificate of Amendment to the Certificate of Trust is incorporated herein by reference Exhibit (a)(5) to Post-Effective Amendment No. 113 to the Registrant’s Registration Statement on Form N-1A filed with the Commission on January 26, 2024.

(2)	By-Laws:

(2)(a)	By-Laws are incorporated herein by reference to Post-Effective Amendment No. 24 to Registrant’s Registration Statement on Form N-1A filed with the Commission on July 13, 1998.

(2)(b)	Amendment to By-Laws dated December 10, 1998 is incorporated herein by reference to Post-Effective Amendment No. 27 to Registrant’s Registration Statement on Form N-1A filed with the Commission on February 8, 1999.

(2)(c)	Amendment to By-Laws dated February 6, 2006, is incorporated herein by reference to Post-Effective Amendment No. 55 to Registrant’s Registration Statement on Form N-1A filed with the Commission on August 1, 2006.

(2)(d)	Amendment to By-Laws dated August 7, 2006, is incorporated herein by reference to Post-Effective Amendment No. 56 to Registrant’s Registration Statement on Form N-1A filed with the Commission on August 1, 2007.

(2)(e)	Amendment to By-Laws is incorporated herein by reference to Exhibit (b)(5) to Post-Effective Amendment No. 113 to the Registrant’s Registration Statement on Form N-1A filed with the Commission on January 26, 2024.

(3)	Not applicable.

(4)	Form of Agreement and Plan of Reorganization is incorporated herein by references to Appendix A of Part A of the Registrant’s Registration Statement on Form N-14 filed with the Commission on October 21, 2024.

(5)	Instruments Defining Rights of Security Holders if incorporated by references to Registrant’s Agreement and Declaration of Trust and By-Laws, as amended.

(6)	Investment Advisory Agreements:

(6)(a)	Form of Investment Advisory Agreement between the Trust and Manteio Scalable Technologies LLC (“Manteio”) is incorporated herein by reference to Exhibit 16.6(a) of the Registrant’s Registration Statement on Form N-14 filed with the Commission on August 20, 2024.

(6)(b)	Form of Investment Advisory Agreement between Manteio and Manteio Cayman Managed Futures Strategy Fund, Ltd. is incorporated herein by references to Exhibit 16.6(b) of the Registrant’s Registration Statement on Form N-14 filed with the Commission on October 21, 2024.

(6)(c)	Form of Investment Advisory Agreement between Manteio and Manteio Cayman Multialternative Strategy Fund, Ltd. is incorporated herein by references to Exhibit 16.6(c) of the Registrant’s Registration Statement on Form N-14 filed with the Commission on October 21, 2024.

(6)(d)	Form of Operating Expenses Limitation Agreement is incorporated herein by reference to Exhibit 16.6(b) of the Registrant’s Registration Statement on Form N-14 filed with the Commission on August 20, 2024.

(7)	Distribution Agreements:

(7)(a)	Distribution Agreement between Registrant and UMB Distribution Services, LLC dated as of September 28, 2012 is incorporated herein by reference to Post-Effective Amendment No. 67 to Registrant’s Registration Statement on Form N-1A filed with the Commission on April 30, 2013.

(7)(b)	Amendment to Distribution Agreement between Registrant and UMB Distribution Services, LLC Fund is incorporated herein by reference to Post-Effective Amendment No. 84 to Registrant’s Registration Statement on Form N-1A filed with the Commission on December 31, 2018.

(7)(c)	Amendment Agreement to the Distribution Agreement between Registrant and UMB Distribution Services, LLC and the Transfer Agency Agreement between the Registrant and UMB Fund Services, Inc. is incorporated herein by reference to Exhibit (e)(3) to Post-Effective Amendment No. 106 to Registrant’s Registration Statement on Form N-1A filed on June 30, 2023.

(7)(d)	Amendment to the Distribution Agreement is incorporated herein by reference to Exhibit 28(e)(2) of Post-Effective Amendment No. 127 to Registrant’s Registration Statement on Form N-1A filed with the Commission on November 19, 2024.

(8)	Not applicable.

(9)	Custody Agreements

(9)(a)	Form of Custody Agreement between Registrant and UMB Bank, N.A. is incorporated herein by reference to Exhibit (g)(4) to Post-Effective Amendment No. 106 to Registrant’s Registration Statement on Form N-1A filed on June 30, 2023.

(9)(b)	Form of Custody Agreement between UMB Bank, N.A. and each of the Manteio Cayman Managed Futures Strategy Fund, Ltd. and Manteio Cayman Multialternative Fund, Ltd. is incorporated herein by reference to Exhibit 28(g)(2) of Post-Effective Amendment No. 127 to the Registrant’s Registration Statement on Form N-1A filed with the Commission on November 19, 2024.

(10)	Distribution Plan and Rule 18f-3 Plan:

(10)(a)	Form of Distribution Plan is incorporated herein by reference to Exhibit 16.10(a) of the Registrant’s Registration Statement on Form N-14 filed with the Commission on August 20, 2024.

(10)(b)	Form of 18f-3 Plan is incorporated herein by reference to Exhibit 16.10(b) of the Registrant’s Registration Statement on Form N-14 filed with the Commission on August 20, 2024.

(11)	Opinion of Counsel:

(11)(a)	Opinion and consent of counsel as to the legality of the securities being registered is incorporated herein by reference to Exhibit 16.11(a) of the Registrant’s Registration Statement on Form N-14 filed with the Commission on August 20, 2024.

(12)(a)	Opinion as to tax matters for Manteio Managed Futures Strategy Fund - filed herewith.

(12)(b)	Opinion as to tax matters for Manteio Multialternative Strategy Fund - filed herewith.

(13)	Other Material Contracts:

(13)(a)	Transfer Agency Agreement between Registrant and UMB Fund Services, Inc. is incorporated herein by reference to Post-Effective Amendment No. 75 to Registrant’s Registration Statement of Form N-1A filed with the Commission on April 30, 2015.

13(b)	Amendment to Transfer Agency Agreement between Registrant and UMB Fund Services, LLC Fund is incorporated herein by reference to Post-Effective Amendment No. 84 to Registrant’s Registration Statement on Form N-1A filed with the Commission on December 31, 2018.

13(c)	Co-Administration Agreement among Registrant and UMB Fund Services, Inc. and Mutual Fund Administration LLC is incorporated herein by reference to Exhibit (h)(2) to Post-Effective Amendment No. 113 to the Registrant’s Registration Statement on Form N-1A filed with the Commission on January 26, 2024.

13(d)	Amended and Restated Schedule A to Co-Administration Agreement among Registrant, UMBFS and MFAC is incorporated herein by reference to Exhibit (h)(3) to Post-Effective Amendment No. 113 to the Registrant’s Registration Statement on Form N-1A filed with the Commission on January 26, 2024.

13(e)	Form of Fund Accounting Agreement between Registrant and UMB Fund Services, Inc. is incorporated herein by reference to Exhibit (h)(5) to Post-Effective Amendment No. 106 to Registrant’s Registration Statement on Form N-1A filed on June 30, 2023.

(h)(6)	Form of Administration, Fund Accounting and Recordkeeping Agreement between UMB Fund Services, Inc. and Manteio Cayman Managed Futures Strategy Fund, Ltd. is incorporated herein by reference Exhibit 28(e)(2) of Post-Effective Amendment No. 127 to Registrant’s Registration Statement on Form N-1A filed with the Commission on November 19, 2024.

(h)(7)	Form of Administration, Fund Accounting and Recordkeeping Agreement between UMB Fund Services, Inc. and Manteio Cayman Multiaternative Strategy Fund, Ltd. Exhibit 28(e)(2) of Post-Effective Amendment No. 127 to Registrant’s Registration Statement on Form N-1A filed with the Commission on November 19, 2024.

(14)	Other Opinions:

(14)(a)	Consent of Independent Registered Public Accounting Firm for the Target Funds is incorporated herein by references to Exhibit 16.14(a) of the Registrant’s Registration Statement on Form N-14 filed with the Commission on October 21, 2024.

14(b)	Consent of Independent Registered Public Accounting Firm for Acquiring Funds is incorporated herein by references to Exhibit 16.14(b) of the Registrant’s Registration Statement on Form N-14 filed with the Commission on October 21, 2024.

(15)	Not applicable.

(16)	Powers of Attorney:

(16)(a)	Powers of Attorney is incorporated herein by references to Exhibit 16.16(a) of the Registrant’s Registration Statement on Form N-14 filed with the Commission on August 20, 2024.

(17)	Proxy Card:

(17)(a)	Form of Proxy Cards is incorporated herein by references to Exhibit 16.17(a) of the Registrant’s Registration Statement on Form N-14 filed with the Commission on October 21, 2024.

Item 17.	Undertakings

1.	The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of the registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

2.	The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

3.	The undersigned registrant undertakes to file an opinion of counsel supporting the tax consequences to shareholders discussed in the combined proxy statement and prospectus in a post-effective amendment to this registration statement.

SIGNATURES

As required by the Securities Act of 1933, this registration statement has been signed on behalf of the Registrant, duly authorized, in the City of Milwaukee, and State of Wisconsin, on the 26th day of November, 2024.

INVESTMENT MANAGERS SERIES TRUST III

By:	/s/ Maureen Quill
Maureen Quill, President and Principal Executive Officer

As required by the Securities Act of 1933, this registration statement has been signed on the 26th day of November, 2024 by the following persons in the capacities set forth below.

Signatures	Title

/s/ Maureen Quill	Trustee, President & Principal Executive Officer
Maureen Quill

/s/ Sandra Brown†	Trustee
Sandra Brown

/s/ Robert F. Goldrich†	Trustee
Robert F. Goldrich

/s/ John P. Zader†	Trustee
John P. Zader

Trustee
J. Richard Atwood

/s/ Rita Dam	Treasurer, Principal Accounting Officer & Principal
Rita Dam	Financial Officer

† By:	/s/Rita Dam
Rita Dam
Attorney-in-fact pursuant to power of attorney previously filed on August 20, 2024.

Exhibit Index

Opinion as to Tax Matters and Consent – Managed Futures Strategy Fund	EX-16.12(a)
Opinion as to Tax Matters and Consent – Multialternative Strategy Fund	EX-16.12(b)